Management Report

West Coast Pretzels
For the period ended May 31, 2022



Prepared by

KB Bookkeeping Services Inc.

Prepared on

June 16, 2022

Table of Contents

Profit and Loss

July 2021 - May 2022

	Total
INCOME	
Discount Income	-42.72
Events (Invoicing)	755.50
Retail Sales	-184.49
Door Dash	1,324.93
Grubhub	683.90
POS/Online sales	98,262.35
Square Discounts	-2,494.66
Total POS/Online sales	**95,767.69**
Slice	335.50
Square Income	1,577.55
UberEats	1,606.34
Total Retail Sales	**101,111.42**
Sales of Product Income	5,108.83
Shipping and Delivery Income	1,676.40
Square Tips	4,941.99
Wholesale Sales	284.00
Total Income	**113,835.42**
COST OF GOODS SOLD	
Fees	
Grub Hub Fees	7.92
Square Fees	3,689.30
Total Fees	**3,697.22**
Food Cost	333.00
Misc. Food	8,247.08
Restaurant Depot	2,913.99
Smart & Final	275.30
Sysco	4,612.78
Total Food Cost	**16,382.15**
Freight and Shipping Costs	115.28
Total Cost of Goods Sold	**20,194.65**
GROSS PROFIT	**93,640.77**
EXPENSES	
Advertising and Promotion	3,690.75
Facebook	908.22
Yelp	260.92
Total Advertising and Promotion	**4,859.89**
Alarm	414.00
Ask Kevin	-1,969.22
Automobile Expense	62.77
Auto Lease	5,479.87
Fuel	3,460.34

	Total
Total Automobile Expense	**9,002.98**
Bakery Equipment	891.40
Kitchen Equipment	2,415.74
Total Bakery Equipment	**3,307.14**
Bank Charges & Fees	15.00
Bank Service Charges	15.00
Business Licenses	
Permit & Fees	1,253.66
Total Business Licenses	**1,253.66**
Car & Truck	87.14
Classes	20.00
Contractors	230.00
Food/Ingredient	5,448.03
Health Insurance	26,282.29
Insurance Expense	
General Liability Insurance	2,087.90
Worker's Comp Insurance	976.71
Total Insurance Expense	**3,064.61**
Interest Expense	6,150.97
Job Supplies	38.08
Lease	
Rent - Base	33,283.14
NNN	5,216.86
Total Rent - Base	**38,500.00**
Total Lease	**38,500.00**
Marketing	4,781.05
Food Event	80.00
Total Marketing	**4,861.05**
Meals & Entertainment	1,036.18
Office Supplies	1,672.19
Other Business Expenses	145.59
Payroll	
Payroll Expenses	1,004.80
Payroll Salary	7,341.25
Payroll Taxes	1,997.66
Total Payroll	**10,343.71**
Professional Fees	
401K Administration	1,529.00
Accounting Services	1,425.00
Bookkeeping	1,577.49
Total Professional Fees	**4,531.49**
Repairs & Maintenance	5,196.55
Taxes	553.54
Franchise Tax Board	800.00

	Total
Total Taxes	**1,353.54**
Telephone Expense	2,834.79
Tickets	95.00
Travel	24.37
Travel Expense	30.00
Uncategorized Expense	28.47
Utilities	
Internet	1,342.67
The Gas Co.	1,375.66
Water & Electric	4,703.94
Total Utilities	**7,422.27**
Website	
Domain Names	780.52
Hosting	790.45
Software	329.89
Total Website	**1,900.86**
Total Expenses	**138,195.63**
NET OPERATING INCOME	-44,554.86
OTHER INCOME	
Interest Income	3.83
LA Mayor's Grant	5,000.00
Total Other Income	**5,003.83**
NET OTHER INCOME	5,003.83
NET INCOME	$ -39,551.03

Balance Sheet

As of May 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking 3337	7,810.17
Chase Savings 0113	11,738.12
Petty Cash	1,569.57
Total Bank Accounts	**21,117.86**
Accounts Receivable	
Accounts Receivable (A/R)	45.00
Total Accounts Receivable	**45.00**
Other Current Assets	
ADP Clearing account	2,608.68
Undeposited Funds	394.83
Total Other Current Assets	**3,003.51**
Total Current Assets	**24,166.37**
Fixed Assets	
Accumulated Depreciation	-16,956.00
Buildings and Improvements	4,100.00
Equipment Assets	78,805.63
Leasehold Improvements	
Leasehold Improvements-construction	63,471.22
Leasehold Improvements-Misc	15,803.01
Total Leasehold Improvements	**79,274.23**
Total Fixed Assets	**145,223.86**
TOTAL ASSETS	**$169,390.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	15,653.44
Chase CC 4929	29,726.31
Total Credit Cards	**45,379.75**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	507.69
SBA EIDL Loan Advance	9,700.00
Square Gift Card	500.61
Square Sales Tax Collected	3.99
Tips	80.91
Total Other Current Liabilities	**10,793.20**
Total Current Liabilities	**56,172.95**
Long-Term Liabilities	

	Total
M2 EQUIP FINANCING - LYE MACHINE	20,865.00
M2 EQUIP FINANCING - OVEN	14,939.57
Total Long-Term Liabilities	**35,804.57**
Total Liabilities	**91,977.52**
Equity	
Equity KSB Shares	100.00
Equity WCP 401k-KSB	209,980.00
Opening Balance Equity	609.60
Owner's Pay & Personal Expenses	-117.50
Retained Earnings	-93,608.36
Net Income	-39,551.03
Total Equity	**77,412.71**
TOTAL LIABILITIES AND EQUITY	**$169,390.23**

Statement of Cash Flows

July 2021 - May 2022

	Total
OPERATING ACTIVITIES	
Net Income	-39,551.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-45.00
ADP Clearing account	-2,608.68
American Express	2,006.62
Chase CC 4929	-1,098.84
California Department of Tax and Fee Administration Payable	367.43
Square Gift Card	51.11
Tips	80.91
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,246.45**
Net cash provided by operating activities	**-40,797.48**
INVESTING ACTIVITIES	
Buildings and Improvements	-4,100.00
Equipment Assets	-4,927.50
Leasehold Improvements:Leasehold Improvements-Misc	-926.53
Net cash provided by investing activities	**-9,954.03**
FINANCING ACTIVITIES	
M2 EQUIP FINANCING - LYE MACHINE	-4,730.00
M2 EQUIP FINANCING - OVEN	-3,520.00
Owner's Pay & Personal Expenses	-50.00
Net cash provided by financing activities	**-8,300.00**
NET CASH INCREASE FOR PERIOD	**-59,051.51**
Cash at beginning of period	80,564.20
CASH AT END OF PERIOD	**$21,512.69**